



CONFIDENTIAL

COCO NOIR
WINE SHOP & BAR

Coco Noir Wine Shop & Bar

Oakland's Premium Wine Shop and Eatery

Business Plan
Prepared October 2020

Contact Information

Alicia Kidd and Mari Kemp
Info@coconoirwine.com
https://www.coconoirwine.com/

Executive Summary

Opportunity

Problem

With an increase in wine consumption and new wine brands produced by women winemakers and minority winemakers, the problem is the lack of access to getting these brands to consumers. Diverse and multicultural cities such as Oakland, California has seen a significant growth in the wine and hospitality industry over the past 5 years. With over 1000+ wine brands produced by women and people of color, the biggest issue facing these wine producers is the lack of access to retail location placement. Most women and minority wine brands are small to mid-size and are not able to get distribution and retail placement in large, mid-size, or small retail stores.

Solution

Our new wine shop and eatery offers women and minority winemakers the opportunity to have retail placement for their wine products. Coco Noir Wine Shop & Bar is the first of it's kind to offer retail space for women and minority wine brands. In addition to being a retail wine shop, we operate as an eatery and will serve delicious tapas food produced by chefs of color, Beer, and Non Alcoholic Beverages. Coco Noir Wine Shop & Bar is in downtown Oakland and in the landmark area called the Black Arts Movement Business District. Finally, our brick and mortar establishment will serve as an event space for small private gatherings and private events related to art, food, culture and wine.

Market

Coco Noir Wine Shop & Bar is located in downtown Oakland, CA and our commercial space is 1265 sq. ft. in a high-rise apartment complex. We are well suited to serve two core groups, customers in the downtown Oakland area and customers throughout the city of Oakland and surrounding cities. Our research suggests that these customer segments together represent a pool of more than 10,000 potential customers.

In addition to have local customer base, we will have access to customers in nearby surrounding cities within the State of California and our business model allows us to ship wine to clients in 50 U.S. states.

Competition

Coco Noir Wine Shop & Bar has a unique offering, in that no other establishment in the area sells wine and small bites by women and minority producers. There are several wine shops nearby. These wine shops include Minmo, Downtown Wine Merchants, and Bay Grape. We differentiate ourselves with our large wine portfolio from African American winemakers, Latin winemakers, Asian Winemakers, Native American winemakers, and woman winemakers. In addition to offering an amazing diverse wine selection, we will sell tapas and small bites prepared by chefs of color.

Another unique offering is that we can ship wine to 50 states, which will expand our customer reach beyond California. Our entire portfolio of wine and food options will be on our website to allow customers, nationwide, to place orders online and have mobile app. Local customers will also have the option to place food orders online for pickup and local delivery.

Our commercial space is in a high-rise apartment building, which offers us a built-in customer base starting with 100 customers, and will grow to 1000 customer by the end of 2021. Our outdoor dining and seating options accommodate the social distancing mandate.

Why Us?

Our co-founder team is a great one-two punch with an amazing vision and experience in entrepreneurship, the wine industry, real estate industry, and technology industry.

Behind CoCo Noir Wine Shop is an experienced and committed team. To implement such an extensive plan requires confidence, charisma and a deep understanding of the wine and hospitality / retail markets and the selling mechanisms within it. Fortunately, the name at the helm of CoCo Noir Wine shop & Bar has the requisite skills to deliver profitability to the business and ROI to investors.

Alicia Kidd | Co-Founder
Alicia is the co-founder and owner of Kidd & Truvillian-Kemp, Inc. DBA CoCo Noir Wine Shop & Bar and she brings 20 years of corporate experience in training and project management, 2 years in wine sales, and 3 years as the owner of The Wine Noire that focuses on wine distribution, export, import, wholesale, and wine consulting. With her corporate experience and wine industry experience, she will build a robust wine portfolio, wine retail infrastructure, and cultural wine experience.

Mari Kemp | Co-Founder
Mari is the co-founder with experience as a tech human resource executive in the area of diversity and inclusion and a real estate investor. She brings a diverse background in leadership, strategy, and technology. Mari's passion for business, diversity and love for wine & food will bring a wealth of experience that will help grow the business from a technology standpoint.

Coco Noir Wine Shop & Bar | Staff
To ensure the wine shop is in the best position to succeed we anticipate in year one to hire, 1 on-site wine/manager, 2 servers, 2 food prep personnel, and we will hire chef quarterly to curate amazing dishes. Both co-founders will work in and outside of the wine shop to grow the business.

Expectations

Forecast

We are projecting sales of **$301,500 in year 1**, **$558,00 in year 2**, and **$920,00 in year 3** with a steady increase in profit margin of 20% to 40%. This assumes we can serve wine and tapas bites to a minimum 20 customers per hour with an average price of $15 per meal and $25 per bottle of wine.

Establishment Store Days and Hours:
Tuesday – Thursday 11am -8pm Friday – Saturday 11am to 10pm, Sunday 12pm to 5pm

Year 1: Product Sales Breakdown – Forecast
6,000 Wine Bottles X $25.00| 4,000 Tapas Bites X $15.00| 3,000 Beer X $5.00

3,000 Non Alcohol Beverages X $3.00| 300 Wine Clubs X $100| 250 Private Events X $150

Year 2: Product Sales Breakdown – Forecast
10,000 Wine Bottles X $25.00| 8,000 Tapas Bites X $15.00| 6,000 Beer X $5.00
6,000 Non Alcohol Beverages X $3.00| 600 Wine Clubs X $100| 500 Private Events X $150

Financing Needed

To finance our business, both co-founders are putting in a total of $50,000 cash.

- CoCo Noir Wine Shop & Bar has partnered with Wefunder and launched our campaign on 9/8 and raised $70K

- In our seed round we are seeking to raise up to $1.07M max, with a minimum of $50K raise in order to open wine shop and eatery.

- Offering Revenue Share Term

- Revenue Share Percentage 4%

- Revenue payments are Quarterly 4-times a year

- Revenue payments starts in 2nd or 3rd of Quarter 2022

- 2.0x multiple payback

- Estimate Repayment Schedule | Min 6.25 years at $250K Raise, - the term could change based on a higher raise amount. The repayment terms could extend beyond 6.25 years as we get closer to our maximum raise of $1.07M. Please refer to the revenue share document for repayment terms.

Opportunity

Problem & Solution

Problem Worth Solving

We are solving the problem of providing a retail location for women and minority winemakers to sell their wine in one centralized location. Currently, there are not wine shops or retail stores in the immediate area or in the surrounding cities that carry a wide variety of wines from winemakers of color: African American winemakers, Latin winemakers, Native American Winemakers, Asian American Winemakers, and Women winemakers. Coco Noir Wine Shop & Bar will be the first establishment of its kind. In addition to carrying wines from women and winemakers of color, we will offer small bites and lite tapas meals to our customers prepared by chefs of color.

Our Solution

We have acquired a retail location in downtown Oakland adjacent to Oakland's BLACK ARTS MOVEMENT BUSINESS DISTRICT and will have a built-in customer base due to our space being in a new high-rise apartment complex. Also, we have access to 5,000 customers in the immediate area and additional customers in the entire city of Oakland and surrounding cities.
Our company is an advocate of diversity and inclusion, and will hire diverse staff that includes sommeliers, servers, and chefs. Also, our wine portfolio will be 60%or more wine brands of color.
Our planned opening is tentatively in March 2021. Our days of operation is Tuesday – Sunday.

Target Market

We expect our strongest market segments to be professionals who live and work downtown, and residents from nearby neighborhoods and surrounding cities. According to our research, downtown Oakland has a population 5,000. With both co-founders offering extensive networks and advanced marketing strategies we project a sustained business model.

Due to the affordability of our median wine prices being $20 and median meal price $15, we will have no problem meeting the needs of our customer base.

Competition

Current alternatives

The number of craft breweries has increased over 50% to 1039 in California, creating intense competition for wine. There are currently over 1800 wine and liquor stores in California; the below table shows a cross-section of some of the more popular stores (and thus the biggest threats to Coco Noir Wine Shop).

In addition to the power players in Oakland (listed above and the ones we strive to compete with / become), our competitive analysis has also scanned wine retailers in San Francisco. Stores such as Decant SF, SF Riddler, Verve Wine all have average reputations online and appear to stock decent wines. However, none of the three or any other shops in the Oakland/SF Area stock the quality wines produced by women winemakers and minority winemakers. Nor does it seem that these wine shops have the type of customer and tech that our wine shop will offer to customers.

Our advantages

CoCo Noir Wine Shop & Bar has identified the following areas where we foresee a competitive advantage over our competitors:
1. **Affordability** – although there will be an inventory that will cover a wide range of pricing due to variety of wines, there will be a concentration on wines that are priced between $25 and $50 per bottle which are affordable to most consumers. Our median price of wine is $30 per bottle.
2. **Talent** – Our experienced co-owner already possesses a wealth of experience in wine and wine retail. She intends to recruit only individuals who are as knowledgeable in wine to ensure all staff members are specialists who have a sense of pride over their sales and customers. The emphasis on approachable and enthusiastic talent will be a key focal point and is likely to keep customers coming back for further recommendations, tips and purchases.

Execution

Marketing & Sales

Marketing Plan

Our marketing strategy will be in several areas such as social media, print media, radio, and local TV. Our social media marketing strategy will entail us hiring a social media manager to market and advertise digital content 7 days a week on Facebook, Instagram, Twitter, email marketing, LinkedIn, Pinterest, Snapchat, Ticktock, and YouTube.
Our radio, local TV, print media strategy will entail working with a local public relations company that will pitch our business and the co-founders to different local, regional, and national media outlets.
We will join different professional trade associations in the wine, food, hospitality, social impact, and chamber of commerce community to leverage these networks.

Sales Plan

Our retail location will be equipped with a latest technology Point of Sale system. We will use Square as Point of Sale. We will operate on a cashless payment method only taking all major credit cards and debit cards, google pay, and apple pay.
Our sales approach is to learn our client's wine and food palate and help them learn about new wines and food pairings. Our goal is to elevate our customer's wine palate.

Operations

Locations & Facilities

We close to signing a 5-year lease with 2x renewal option after the 5 years. Our commercial space will be located at 360 13th St, Oakland, CA 94612 and adjacent to the BLACK ARTS MOVEMENT BUSINESS DISTRICT.
The Atlas Oakland high-rise luxury apartment complex is where our commercial space is located and we will have a built-in resident base as our potential customers.
Our establishment will operate as a retail shop, tasting room, eatery serving light tapas and bites, and event space for small, private gatherings.

Our hours of operations is Tuesday – Sunday, 11am to 6pm.

Technology

Our technology will include Square POS Retail, website technology to place orders, and mobile app that will help us curate our customers wine and food experience. We will use email marketing and social media to find new customers and showcase our wine and food options.
When it comes to administrative and bookkeeping we will use QuickBooks and ADP payroll systems.

Equipment & Tools

Throughout our commercial design project, will work with a general contractor and staff to make sure we are staying within budget. Also, our restaurant equipment will be leased instead of purchased to save on startup cost.
Our construction budget is $90K and this will include materials and labor.

Milestones & Metrics

Key metrics

Our focus right now is on the most basic metrics: finalizing our Alcohol Beverage Control licenses, identifying women and minority winemakers to purchase and add to our inventory, building our website and online store, finalizing our commercial build out, identifying staffing needs and setting up interviews.
Since our launch date is in the 1st quarter of 2021, our goal is to launch our online wine shop prior to our physical location. Our tentative launch date for the online wine shop is November 2020 or December 2020. To grow our customer base, we will hire a public relations consultant and social media management consultant to build our customer list and marketing, so by the time we launch our online store we will have customers ready to purchase.

Company

Overview

Kidd & Truvillion-Kemp is a C- Corporation and registered in the state of California. Our two founders, Alicia Kidd and Mari Kemp are co-owners with equal shares. No outside investors are involved at this point in time, though there might be an opportunity for that as the business grows.

Team

Management team

Our business is collaboration between two good friends: Alicia Kidd and Mari Kemp. We are not bothered with job titles, but Alicia and another manager will run the daily operations, food and wine curation, and internal business, while Mari will run the business operations to include HR, Technology, and finances at a high level.

Alicia is the co-founder and she brings 20 years of corporate experience in training and project management, 2 years in wine sales, and 3 years as the owner of The Wine Noire that focuses on wine distribution, export, import, wholesale, and wine consulting. With her corporate experience and wine industry experience, she will build a robust wine portfolio, wine retail infrastructure, and cultural wine experience.

Mari is the co-founder with experience as a tech human resource executive in the area of diversity and inclusion and a real estate investor, she brings a diverse background in leadership, strategy, and technology. Mari's passion for business, diversity, and love for wine & food will bring a wealth of experience that will help grow the business from a technology standpoint.

Advisors

Our advisor includes an alcohol and beverage attorney, advisement from 2 social impact mentors, and several colleagues in the wine and food industry. We use ClientBooks bookkeeping service for our accounting and bookkeeping.

Financial Plan -

Coco Noir Wine Shop & Bar			
Pro forma Profit & Loss Statement	**Dec 2021**	**Dec 2022**	**Dec 2023**
Total Gross Revenue	$301,500	$558,000	$920,000
Cost of Sales	$90,450	$167,400	$276,000
Total Net Revenue	$211,050	$390,600	$644,000
Expenses			
Payroll	$125,000	$145,000	$165,000
POS computer software lease	$540	$720	$720
Commercial Rent	$22,770	$30,360	$30,360
CAM-NNN Additional Rent	$14,400	$19,200	$19,200
Utilities- HVAC and phone/data lines	$900	$1,200	$1,200
Technology - Mobile App	$3,141	$4,188	$5,988
Website Maintenance	$900	$1,200	$2,400
Insurance	$1,800	$2,400	$2,400
Vehicle Delivery Expenses	$1,800	$5,000	$10,000
Maintenance/Repairs	$900	$1,200	$1,200
Cleaning/Supplies	$1,800	$5,000	$5,000
Leased Equipment	$0	$0	$0
Advertising/Marketing	$4,500	$12,000	$24,000
Payroll Taxes	$18,750	$21,750	$24,750
Security	$900	$1,200	$1,200
Wefunder Revenue Payment	$0	$54,579	$66,342
Total Operating Expenses	$197,932	$304,772	$359,760

Total Net Profit	$12,949	$85,603	$284,240

NOTE: These are forward-looking figures that cannot be guaranteed.